Exhibit 12.1

Boardwalk Pipeline Partners, LP

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$101.2	$222.5	$147.2	$250.7	$306.5	$217.4
Equity Losses in unconsolidated affiliates	—	—	86.5	1.2	—	—
Net loss attributable to noncontrolling interests	—	—	9.2	3.5	—	—
Amortization of capitalized interest	0.9	3.9	3.5	3.4	3.3	3.3
Fixed charges	45.5	186.2	179.4	176.0	178.4	179.8
Capitalized interest	(0.8)	(2.5)	(6.8)	(6.4)	(4.6)	(1.9)

Total earnings	$146.8	$410.1	$419.0	$428.4	$483.6	$398.6

Fixed Charges:
Interest expense, net of capitalized interest	43.0	177.3	165.7	163.5	168.6	173.1
Capitalized interest	0.8	2.5	6.8	6.4	4.6	1.9
Implicit interest in rents	1.7	6.4	6.9	6.1	5.2	4.8

Total fixed charges	$45.5	$186.2	$179.4	$176.0	$178.4	$179.8

Ratio of earnings to fixed charges	3.23x	2.20x	2.34x	2.43x	2.71x	2.22x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; less capitalized interest and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

•	“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.